Exhibit 99.1

ALCOBRA LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Operations	4

Statements of Changes in Shareholders' Equity	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 12

- - - - - - - - - - - - - -

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,570	$2,176
Short-term bank deposit	32,523	19,522
Prepaid expenses and other receivables	334	428

Total current assets	41,427	22,126

LONG-TERM ASSETS:
Other long-term assets	85	95
Property and equipment, net	112	97

Total long-term assets	197	192

TOTAL ASSETS	$41,624	$22,318

The accompanying notes are an integral part of the interim consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$161	$305
Accrued expenses and other liabilities	2,703	2,070

Total current liabilities	2,864	2,375

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at June 30, 2015 and December 31, 2014; 21,486,046 and 14,007,046 issued shares at June 30, 2015 and December 31, 2014, respectively; 21,181,722 and 13,702,722 shares outstanding at June 30, 2015 and December 31, 2014, respectively	58	39
Additional paid- in capital	100,570	71,472
Accumulated deficit	(61,868)	(51,568)

Total shareholders' equity	38,760	19,943

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$41,624	$22,318

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2015	2014
	Unaudited

Research and development	$7,273	$11,440
Pre-commercialization	637	1,089
General and administrative	2,491	3,137

Total operating expenses	10,401	15,666

Financial income, net	(128)	(135)

Loss before taxes on income	10,273	15,531
Taxes on income	27	15

Net loss attributable to holders of Ordinary shares	$10,300	$15,546

Net basic and diluted loss per share	$(0.50)	$(1.14)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	20,677,364	13,649,427

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	capital	deficit	equity
Balance as of January 1, 2014	13,636,709	$39	$67,383	$(18,734)	$48,688

Issuance of shares upon exercise of options	1,174	*) -	-	-	*) -
Issuance of shares upon cashless exercise of warrants	64,389	-	-	-	-
Share-based compensation	-	-	4,089	-	4,089
Net loss	-	-	-	(32,834)	(32,834)
Balance as of December 31, 2014	13,702,722	39	71,472	(51,568)	19,943

Exercise of options	4,000	*) -	13	-	13
Issuance of shares upon public offering ($4 per share), net of $203 issuance expenses	7,475,000	19	27,884	-	27,903
Share-based compensation	-	-	1,201	-	1,201
Net loss	-	-	-	(10,300)	(10,300)

Balance as of June 30, 2015 (unaudited)	21,181,722	$58	$100,570	$(61,868)	$38,760

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended
	June 30,
	2015	2014
	Unaudited
Cash flow from operating activities:
Net loss	$(10,300)	$(15,546)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	21	14
Share-based compensation	1,201	2,276
Loss from sale of property, and equipment	(1)	-
Change in operating assets and liabilities:
Decrease (increase) in prepaid expenses and other receivables	94	(907)
Decrease (increase) in other long-term assets	10	(50)
Increase (decrease) in trade payables	(144)	1,410
Increase in accrued expenses and other liabilities	633	1,707

Net cash used in operating activities	(8,486)	(11,096)

Cash flow from investing activities:
Purchase of property and equipment	(36)	(70)
Investment in short-term bank deposit	(13,000)	(4,017)

Net cash used in investing activities	(13,036)	(4,087)

Cash flow from financing activities:
Issuance of share capital upon public offering, net	27,903	-
Exercise of options	13	-

Net cash provided by financing activities	27,916	-

Increase (decrease) in cash and cash equivalents	6,394	(15,183)
Cash and cash equivalents at the beginning of the period	2,176	22,095

Cash and cash equivalents at the end of the period	$8,570	$6,912

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Alcobra Ltd. was incorporated in Israel and commenced its operation on February 7, 2008. During July 2013, a wholly-owned subsidiary was incorporated in the State of Delaware named Alcobra Inc. (the "Subsidiary").

b.	Alcobra Ltd. and the Subsidiary (collectively "the Company") are an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate to treat Attention Deficit Hyperactivity Disorder, ("ADHD"), and other potential cognitive dysfunctions, including Fragile X. The Company's objective is to conduct additional clinical trials for its drug called MDX (the "Drug") and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the "FDA") and other worldwide regulatory bodies.

c.	As reflected in the accompanying unaudited interim consolidated financial statements, the Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until the Company obtains marketing approval and commercializes the Drug. The Company incurred a loss for the six month period ended June 30, 2015 of $10,300 and had a negative cash flow from operating activities of $8,486 during the six month period ended June 30, 2015. The accumulated deficit as of June 30, 2015 is $61,868.

d.	During January 2015, the Company completed a public offering in which it issued 7,475,000 ordinary shares in consideration of $27,936, net.

NOTE 2:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete consolidated financial statements. The Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the 2014 annual consolidated financial statements and the notes thereto.

Operating results for the six month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2014 are applied consistently in these consolidated financial statements. For further information, refer to the consolidated financial statements as of December 31, 2014.

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Legal Proceedings:

On November 19, 2014, a class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired the Company's publicly traded securities between March 28, 2014 and November 14, 2014. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint alleged, among other things, that the Company's officers and directors made false or misleading statements relating to the results of the Phase III study for its MDX drug candidate. The complaint sought an unspecified amount of damages, as well as other forms of relief. On December 16, 2014, another class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. This complaint is largely identical to the earlier complaint and purports to bring the same claims on behalf of the same putative class. On December 23, 2014, the first plaintiff in the first action moved to voluntarily dismiss his case, which motion was granted on December 30, 2014. On February 9, 2015, the court appointed a group of investors to act as lead plaintiff for the second action. On May 20, 2015, the defendants moved to dismiss the complaint. The motion to dismiss has been fully briefed and oral argument occurred on September 22, 2015. At this preliminary stage the Company cannot assess the exposure under such complaint.

b.	The Company is engaged in two operating lease agreements for its facilities. Future minimum non-cancelable rental payments under the operating leases are $1,383.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	The Company has an operating lease agreement for its vehicles until 2018. Future minimum payments under the lease amounted to $13.

d.	Royalty bearing Government grants:

The Company partially financed its research and development expenditures under programs sponsored by the Israeli Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received $106 of participation payments from the OCS through June 30, 2015. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product linked to U.S dollars, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $118 as of June 30, 2015. In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

NOTE 5:- SHAREHOLDERS' EQUITY

a.	Share capital:

The ordinary shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any, declared by the Company.

b.	2010 incentive option plan (“2010 Plan”):

A summary of the Company's options activity (for employees and directors) under the 2010 Plan is as follows:

	Six months ended June 30, 2015
	Number of options	Weighted average exercise price

Outstanding at beginning of period	1,540,869	$7.30
Granted	20,000	5.80
Exercised	(4,000)	3.29
Forfeited	(45,000)	10.39

Outstanding at end of period	1,511,869	7.20

Vested and expected to vest	1,511,869	7.20

Options exercisable at the end of the period	812,130	$7.26

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant date fair value of options granted during the period ended June 30, 2015 was $3.25. As of June 30, 2015, the weighted-average remaining contractual term of the outstanding options is 5.70 years. As of June 30, 2015, the weighted-average remaining contractual term of the exercisable options is 6.22 years. The aggregate intrinsic value of outstanding options is $4,001 and the aggregate intrinsic value of exercisable options is $2,378. As of June 30, 2015, the unrecognized compensation cost is $662 and $716 to be recognized in 2015 and 2016, respectively.

a.	Options granted to consultants:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50 (Equity-Based Payments to Non-Employees).

The outstanding options granted to the Company's consultants are as follows:

Grant date	Number of options		Exercise price	Expiration date

February 28, 2010	8,805		$2.1840	February 28, 2020
February 17, 2011	3,804		0.0005	February 17, 2021

	12,609	*)

*) All options were fully vested on grant date.

b.	Warrants granted to underwriters:

The outstanding warrants granted to the underwriters from the Company’s initial public offering are as follows:

Grant date	Number of warrants	Exercise price	Expiration date

May 28, 2013	52,083	$16.00	November 28, 2015
May 28, 2013	52,084	20.00	May 28, 2016

	104,167

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- SHAREHOLDERS' EQUITY (Cont.)

c.	Share-based payment:

The share-based expense recognized in the consolidated financial statements for services received from employees and non-employees is shown in the following table:

	Six months ended June 30,
	2015	2014
	Unaudited

Research and development	$439	$1,015
Pre-commercialization expenses	180	294
General and administrative expenses	582	967

	$1,201	$2,276

NOTE 6:- RELATED PARTY TRANSACTIONS

Related parties' expenses:

	Six months ended June 30,
	2015	2014
	Unaudited
Amounts charged to:

General and administrative expense	$-	$341

	$-	$341

NOTE 7:- FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2015	2014
Financial expenses:
Commission expense	$3	$-
Exchange rate	21	12

	24	12
Financial income:
Interest income	(152)	(147)

	(152)	(147)

	$(128)	$(135)

11

NOTE 8:- SUBSEQUENT EVENTS

On July 13, 2015 the Annual General Meeting of Shareholders approved the grant of options to certain officers and directors to purchase 425,000 of the Company's Ordinary Shares. In connection with this grant 112,500 options to certain officers were cancelled. The Company accounted for the cancellation of options, accompanied by the concurrent grant of options in accordance with ASC 718-20-35-8 and calculated the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.